Exhibit 12.1

HD SUPPLY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratio data)

	Successor(1)						Predecessor(1)
	Nine Months Ended October 28, 2012	Fiscal year ended				Period from August 30, 2007 to February 3, 2008	Period from January 29, 2007 to August 29, 2007
		January 29, 2012	January 30, 2011	January 31, 2010	February 1, 2009
Income (loss) from continuing operations before provision (benefit) for income taxes	$(449)	$(484)	$(585)	$(678)	$(1,477)	$(275)	$41
Add:
Interest expense	489	639	623	602	644	289	261
Portion of rental expense under operating leases deemed to be the equivalent of interest	32	48	49	52	55	22	33

Adjusted earnings	$72	$203	$87	$(24)	$(778)	$36	$335

Fixed charges:
Interest expense	$489	$639	$623	$602	$644	$289	$261
Portion of rental expense under operating leases deemed to be the equivalent of interest	32	48	49	52	55	22	33

Total fixed charges	$521	$687	$672	$654	$699	$311	$294

Ratio of earnings to fixed charges(2) (3)							1.1x

(1)	The Successor period from August 30, 2007 to February 3, 2008 includes 22 weeks and 4 days. The Predecessor period from January 29, 2007 to August 29, 2007 includes 30 weeks and 3 days. All other fiscal years reported include 52 weeks.
(2)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges. Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of debt issuance cost, amortization of the THD Guarantee and the portion of rental expense representative of the interest factor.
(3)	For the nine months ended October 28, 2012, fiscal years ended January 29, 2012, January 30, 2011, January 31, 2010, and February 1, 2009 and the period from August 30, 2007 to February 3, 2008, our earnings were insufficient to cover fixed charges by $449 million, $484 million, $585 million, $678 million, $1,477 million and $275 million, respectively.